Filed by Banco Santander Central Hispano, S.A.

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding N.V.

Commission File Number: 001-12518

Date: May 14, 2007

Important Information

This communication is made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a memorandum to the Supervisory and Managing Boards of ABN AMRO Bank NV from the Banks regarding the Banks’ commitment to make an offer for ABN AMRO subject to certain pre-conditions, dated May 5, 2007. The memorandum was posted on Santander’s website on May 14, 2007.

Memorandum to the Supervisory and Managing Boards of ABN AMRO from the Banks regarding the Banks’ commitment to make an offer for ABN AMRO subject to certain pre-conditions

5 May 2007

Introduction

Fortis, RBS and Santander (collectively, the “Banks”) have prepared this memorandum in order to provide the Supervisory and Managing Boards of ABN AMRO with additional information on the offer announcement the Banks will make on 14 May 2007 if the Banks’ Acquisition Proposal for LaSalle is accepted and not terminated at the end of the matching period. The Banks have also today provided to ABN AMRO a definitive Acquisition Proposal for LaSalle.

The Banks are prepared to enter into a merger protocol with ABN AMRO, on terms to be agreed, to underscore their commitment to make an offer if the Acquisition Proposal is accepted.

Background

Because of the Banks’ comprehensive strategic fit with ABN AMRO across its activities, the Banks anticipate that they will be able to create stronger businesses with enhanced market presence and growth prospects, ultimately leading to substantial value creation and benefits for shareholders, customers and employees. The Banks have the financial and management resources to invest in and grow ABN AMRO’s businesses and can demonstrate excellent records of growing their own businesses. Implementation of the Banks’ projected synergies is expected to enhance profitability and will allow the Banks to invest further in customer-facing areas, as they have done in their own businesses. The Banks together are committed to delivering benefits for ABN AMRO stakeholders which they believe no single buyer of ABN AMRO could match.

This memorandum does not constitute a firm offer for ABN AMRO or its securities and should be construed accordingly. This memorandum is confidential and for use only by the Supervisory and Managing Boards of ABN AMRO and their Representatives (as defined in the confidentiality agreements, dated 27 April 2007, between ABN AMRO and each of Fortis, RBS and Santander) in accordance with the terms of the confidentiality agreements.

The Banks believe that their acquisition of ABN AMRO will have lower execution risk than would its acquisition by a single buyer, because of their collective presence in and understanding of the broad range of markets in which ABN AMRO operates, and because of their excellent track records of successful acquisitions and delivery of promised results. In comparison, the Banks believe that implementing Barclays’ intended cost reduction programme, without the advantages of in-market synergies and higher in-market economies of scale, presents significant execution risk to ABN AMRO shareholders.

Offer terms

The Banks have made sufficient progress on due diligence to allow them to remove due diligence as a pre-condition to the proposed offer. The Banks will make the offer announcement on 14 May 2007 subject to the Banks’ Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period.

The Banks’ proposed offer, which will be made through the Banks’ acquisition vehicle, RFS Holdings B.V. (“RFS Holdings”), will be, for each ABN AMRO ordinary share and ABN AMRO ADS:

€38.40 (excluding the final dividend of €0.60), comprising €27.00 in cash and €11.40 in New RBS shares1

The Banks reserve the right to increase or reduce the cash element with a corresponding adjustment in the number of RBS shares, except that the cash element will not be reduced below €26.00 per ABN AMRO ordinary share.

The Banks’ offer, if made, will therefore comprise approximately 70 per cent. cash.

The Banks believe that there would be compelling reasons for the Boards of ABN AMRO to recommend any offer on these terms as soon as they are in a position to do so.

RBS intends to issue RBS shares to ABN AMRO shareholders under the terms of the proposed offer and to provide a portion of the cash consideration. Fortis and Santander intend to issue equity to raise cash which will be used, together with cash from other sources, to satisfy their respective portions of the consideration payable to ABN AMRO shareholders under the terms of the proposed offer. All three banks intend to issue Tier 1 capital instruments to raise cash.

Merrill Lynch has confirmed that, subject to ABN AMRO entering into a share purchase agreement in respect of LaSalle with the Banks, Merrill Lynch will undertake to underwrite all such equity and Tier 1 capital issuances on the

1 The exchange ratio will be calculated by dividing €11.40 by the RBS share price in Euros at a time, or over a period, to be determined terms of agreements to be entered into with each of the Banks. In addition, the Banks have received alternative offers (which they may choose to accept) to enter similar underwriting arrangements with other parties. Such agreements will permit sub-underwriting.

The proposed offer will not be subject to any financing condition nor will it be subject to any Bank making disposals of any businesses.

Further details of the New RBS Shares and the offers for the convertible preference shares and options can be found in Appendix I.

Orderly business re-organisation resulting in stronger businesses

RBS will lead the Banks’ orderly re-organisation of ABN AMRO and will take on the lead responsibility for ensuring that ABN AMRO is managed in compliance with applicable regulatory requirements from completion of the proposed offer.

Objective of re-organisation

The objective of the orderly re-organisation following completion of the proposed offer will be to result in the following ownership:

•	Fortis: Business Unit Netherlands, Business Unit Private Clients globally, Business Unit Asset Management globally

•	RBS: North America including LaSalle, Global Clients and wholesale businesses globally ex Brazil, Asia, Europe ex Antonveneta

•	Santander: Latin American retail and commercial banking businesses (excluding wholesale clients outside Brazil), Antonveneta, Interbank Consumer Finance

Management and re-organisation

A business plan to be agreed by the Banks (for which the Banks expect to seek regulatory approval as part of the approvals for the transaction) will outline the approach to be taken to the continued running of the ABN AMRO business, its orderly re-organisation into its continuing components and its operational and legal separation and distribution to the Banks.

Whilst there may be selected asset disposals in due course, no element of the proposed offer will be conditional upon any such disposals.

During the first 45 days after completion of the proposed offer, the Banks intend to confirm the key management appointments and the assumptions underlying the business plan, including the detailed legal and technical separation plans. Management appointments will be based on merit and drawn from ABN AMRO and the Banks.

The Banks will consult with the relevant employee and regulatory bodies as part of the process of finalising the business plan.

ABN AMRO will be re-organised to reflect the components which will ultimately transfer to the individual banks. Management may be seconded to ABN AMRO from the Banks to manage the relevant business components.

As soon as possible, certain of the businesses will be legally separated and transferred to their ultimate owners but a substantial part will remain with ABN AMRO. The separation of businesses will be subject to regulatory approval and appropriate consultation processes with employee representatives and other stakeholders.

During the re-organisation, the Banks will retain a shared economic interest in all central functions (including Head Office functions) provided to group businesses.

The Banks will also retain shared economic interests in certain assets and liabilities of ABN AMRO which the Banks see as non-strategic. These may be sold over a period of time with a view to maximising value for the Banks.

Where practicable, IT systems will be separated and attached to the businesses which they support. Those systems which are not readily separable will be operated on a shared services basis.

At the outset, the entire portfolio of ABN AMRO derivative transactions will be managed to ensure that all the derivative risk management needs of the component ABN AMRO businesses are satisfied. In time, there will be an orderly migration of transactions to the appropriate trading names in line with normal novation processes. RBS, through the NatWest integration, has demonstrated its ability to successfully manage these processes.

The Banks believe that holders of debt securities will, in general, benefit from the expected positive impact of the transaction on ABN AMRO’s credit rating. Also, as indicated, ABN AMRO will not change structurally at the outset. In particular, ABN AMRO Bank N.V. will continue to be owned by ABN AMRO Holdings N.V. Any subsequent change that takes place will be subject to regulatory approval and to the terms and conditions of any relevant debt securities.

Outcome of re-organisation

Each Bank will enhance the ABN AMRO businesses that it acquires and will achieve significantly strengthened positions in their markets, leading to greater opportunities for growth in those markets. In summary:

Fortis:

•	Unique opportunity to strengthen Benelux core competencies and extend growth engines in the area of asset and wealth management

•	Creates market leader while maintaining both ABN AMRO’s and Fortis’ identities in the Benelux region:

-	#1 in retail and commercial banking

-	#1 in life; #2 combined life and non-life; #1 combined life and non-life excluding health

•	Expands the growth platform:

-	3rd largest European private bank with more than €200bn AUM

-	Top 10 European asset manager with more than €300bn AUM

-	Superior customer reach and skills in commercial banking, such as leasing and factoring

RBS:

•	Strengthens RBS’s platform for growth outside the UK

•	Accelerates RBS’s current plans for growth in US and Asia

•	Citizens and LaSalle:

-	Excellent geographic fit in large and attractive market

-	Top 3 position in major cities in mid-western/north-eastern US

-	Complementary retail and commercial businesses

-	Enhanced distribution of Global Banking & Markets products in US

-	RBS America 5th largest bank in US by assets

•	Global Banking & Markets and ABN AMRO wholesale clients business:

-	Leading corporate and institutional banking and markets business, with global reach and capability

-	Well diversified by customer, product and geography

-	Complementary product strengths and customer franchises

-	Top 5 across broad range of corporate banking products

-	#1 in UK and Europe, #5 in US and Asia ex Japan, by client numbers

•	RBS and ABN AMRO retail businesses in Asia:

-	Enhanced and extended opportunities for growth, particularly in credit cards and affluent banking

Santander:

•	Brazil:

-	A top 3 bank by network and loans, benefiting from enhanced economies of scale

-	High geographical and product complementarity between both franchises (Banco Real and Santander Banespa)

-	High degree of value creation through in-market synergies

-	Low execution risk. Santander Banespa’s fully scaleable IT system is prepared for the migration of Banco Real

•	Italy:

-	Antonveneta is a strong franchise in a well-established market

-	Efficiency improvements from the migration to Partenon, Santander’s proprietary IT system

-	Potential to improve the commercial performance (e.g. mortgage lending, consumer finance, retail asset management)

-	Cross-selling potential with Santander’s existing operations in Italy (consumer finance, private banking)

•	Interbank (consumer finance in the Netherlands)

-	Full integration into Santander Consumer Finance

Expected benefits for customers and employees

Customers are expected to benefit from the stronger businesses created within the Banks resulting from their greater scale and efficiency, enhanced presence, product strengths and distribution capabilities. The business re-organisation will be handled in an orderly fashion over time, with a key principle of the implementation plan agreed between the Banks being minimal disruption to customer-facing activities.

The Banks plan to improve the operating efficiency of the operations while enhancing their market position. In the long term, this is expected to be positive for all stakeholders, including by resulting in increased job creation and enhanced opportunities for employees.

The Banks believe that the Barclays proposal would not have the same positive effect in creating stronger businesses. Since the combination of Barclays and ABN AMRO would not benefit from in-market synergies in many business lines, the implementation of the aggressive cost reduction programme announced by Barclays could result in a weakened competitive position.

The Banks will invite the central works council of ABN AMRO for an informative consultation. The Banks have informed the relevant trade unions in the Netherlands and will continue to consult after the announcement of their proposed offer. The Banks are committed to working with the appropriate employee representative bodies throughout the process.

The Banks believe that they have excellent track records in employee relations and employee satisfaction. Whilst the Banks recognise that there will be job losses, that would also have been the case with the Barclays and Bank of America proposed transactions. The Banks do not believe the job losses will be materially greater in a combination of ABN AMRO and the Banks. A significant proportion of such job losses will be among the employees of the Banks and not confined to the employees of ABN AMRO. When combining ABN AMRO’s businesses and their own, the Banks intend to select the best candidate for each position based on merit. The Banks will respect the employment rights of all employees (including pension rights) as well as the rights of the employee representative bodies.

Greater opportunities will be available to employees as part of stronger, faster growing groups. There will be significant opportunities for talented employees at every level as a result of the Banks’ plans. Indeed, the Banks’ plans for growth are expected to lead over time to extensive additional opportunities throughout the enlarged groups. There will be attractive positions available to ABN AMRO managers, both within ABN AMRO and the Banks. The Banks are keen to work with the Supervisory and Managing Boards of ABN AMRO to maximise opportunities for ABN AMRO managers. The Banks also wish to discuss a process for identifying members of the senior ABN AMRO management for key roles going forward.

The Banks expect to generate substantial transaction benefits

The Banks believe that the inclusion within their groups of ABN AMRO’s businesses will create substantial value for shareholders through cost savings and revenue benefits. The high level of ABN AMRO’s cost:income ratio relative to the Banks’ cost:income ratios demonstrates the opportunity for efficiency cost savings. In addition, the combinations of complementary and overlapping businesses will enable substantial de-duplication cost savings.

In 2006 ABN AMRO’s cost:income ratio was 69.6%, against 61.2% for Fortis Bank, 42.1% for RBS and 48.5% for Santander.

Whilst the clear cost-saving opportunities underpin the potential value creation, there are also considerable opportunities for the Banks to create sustainable increases in profitable revenue growth.

The Banks will have the scale and resources to capitalise on these opportunities for growth. In addition, the combination of complementary business models and capabilities will create additional opportunities for growth for the businesses which are not available to ABN AMRO alone.

The Banks believe that both the cost savings and revenue benefits which would be achieved following a combination of ABN AMRO and the Banks’ own businesses would be in excess of those in a merger of ABN AMRO and Barclays.

The Banks’ plans have lower execution risk

The Banks together have comprehensive experience in and understanding of ABN AMRO’s major businesses and geographies. By concentrating on their respective areas of expertise and by dividing the integration tasks between them, the Banks expect to reduce significantly overall execution risk relative to a single buyer with limited experience across ABN AMRO’s activities and a limited track record in large scale integration.

Each of the Banks has a strong track record of successful integrations, including delivery of promised transaction benefits. Benefits promised and delivered in the Banks’ previous largest transactions are set out below:

	Transaction	Total promised	Total delivered
Fortis	Creation of Fortis Bank	€675m	€861m (+28%)
RBS	NatWest	£1,420m	£2,030m (+43%)
Santander	Abbey National	€300m	€425m (+42%)

In the acquisition of ABN AMRO by the Banks, most of the estimated transaction benefits are cost savings, and the estimated cost savings are conservative and in line with past achievements. A substantial proportion of the cost savings estimated by the Banks will result from de-duplication of overlapping activities. They are not dependent on aspirations to achieve top quartile cost:income ratios or on a substantial off-shoring of functions.

Regulatory process

RBS will take the lead responsibility for ensuring that ABN AMRO is managed in compliance with applicable regulatory requirements. Fortis, RBS and Santander will co-operate in this.

On completion of the proposed offer, ABN AMRO will initially remain structurally unchanged. RBS (Aaa / AA rated bank) has offered to take on the lead responsibility for ensuring that ABN AMRO (currently Aa2 / AA-) is managed in compliance with applicable regulatory requirements. The Banks believe that this will strengthen ABN AMRO and not expose it, its capital or its clients to any additional risks.

Any changes to ABN AMRO’s capitalisation and structure will only be made with regulatory approval, which the Banks assume will only be granted when the relevant regulators are wholly satisfied with the arrangements, including the effects on capital and clients.

The Banks are in discussions with the regulators on these plans and firmly believe that they can satisfy the requirements of the regulators, as they have been able to do in all of their previous acquisitions.

The stability of the financial system is of paramount concern to each of the Banks and they have the utmost confidence that the system will be strengthened as a result of the transaction.

The proposed offer will be subject to regulatory and competition approvals in various jurisdictions.

DNB, the FSA, the BFIC, the Bank of Spain, the AFM, Euronext Amsterdam and the Social-Economic Council (Sociaal-Economische Raad) have been informed of our proposals. Clearance for any offer will be sought from the Dutch Ministry of Finance and relevant central banks.

Process and indicative timetable

The Banks will seek to obtain all necessary regulatory and competition approvals and clearances and will undertake all requisite employee consultation and information processes as soon as reasonably possible.

The Banks will make an offer announcement on 14 May 2007 subject to the Banks’ Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period. The launching of this offer would be subject to the pre-offer conditions set out in Appendix II and the conditions set out in Appendix III. In the event that any of these pre-offer conditions are breached or not satisfied between now and the launch of the offer the Banks reserve the right not to launch an offer.

Transaction documentation relating to any offer will be published as soon as reasonably practicable following the announcement on 14 May 2007. This documentation will include offer documentation to ABN AMRO shareholders and circulars to the respective shareholders of the Banks seeking approval for the transaction.

If the proposed offer is declared unconditional and depending on the necessary thresholds being reached, the Banks expect to acquire the ordinary shares they do not already own, either by initiating the squeeze-out procedures permitted by applicable law, effecting a legal merger or in any other manner permitted by law. In addition, it is intended that ABN AMRO’s listings of ordinary shares and formerly convertible preference shares on Eurolist by Euronext Amsterdam N.V. and its ADSs on the New York Stock Exchange will be terminated. Finally, provided the relevant conditions are satisfied, the Banks will procure that ABN AMRO deregister and terminate its reporting and other obligations under the U.S. Securities Exchange Act of 1934, as amended.

Indicative timetable

Third quarter 2007	Publication of offer documentation, prospectus and circular to shareholders of the Banks

Extraordinary General Meetings of shareholders of the Banks in connection with the transaction

Extraordinary General Meeting of ABN AMRO shareholders to consider the transaction

Fourth quarter 2007	Equity fundraising by Fortis and Santander Settlement of the offer

The indicative timetable is included for illustrative purposes only and is subject to change.

APPENDIX I

OTHER OFFER DETAILS

New RBS shares

Application will be made to the UKLA and the London Stock Exchange (“LSE”) for the New RBS Shares to be admitted to the Official List and to trading on the LSE.

It is expected that listing on the LSE will become effective and dealings, for normal settlement, will begin shortly following the date on which it is announced that all conditions to the Offer have been satisfied or waived.

The New RBS Shares and the new RBS ADSs will be registered with the SEC. It is expected that applications will be made to list the New RBS Shares and the new RBS ADSs which represent such New RBS Shares, on the New York Stock Exchange.

Further details on settlement, listing and dealing will be included in the Offer documentation. The New RBS Shares will be issued credited as fully paid and will rank pari passu in all respects with existing RBS ordinary shares and will be entitled to all dividends and other distributions declared or paid by RBS by reference to a record date on or after completion of the Offer but not otherwise. RBS pays dividends semi-annually. It is expected that the record date for the interim dividend declared by RBS in respect of 2007 will be before completion of the Offer. ABN AMRO shareholders are expected to be entitled to receive and retain the ABN AMRO interim dividend in respect of 2007 (expected to be paid on 27 August 2007).

Further details of the rights attaching to the New RBS Shares and a description of any material differences between the rights attaching to those shares and the ABN AMRO ordinary shares will be set out in the Offer documentation.

Convertible preference shares

The Banks intend to make a proposal for all the depository receipts that represent the ABN AMRO convertible financing preference shares consistent with the terms of the prospectus dated August 31, 2004 relating to the ABN AMRO convertible financing preference shares.

A cash offer will be made for the issued and outstanding formerly convertible preference shares of €27.97, the closing price on 30 April. The aggregate consideration payable for the formerly convertible preference shares will be in the region of €1.2 million.

Options

If permissible under the applicable plans, holders of options and awards under ABN AMRO share schemes will be offered the ability to exercise their options or awards or, where practicable, the opportunity to roll their awards over into shares of RBS subject to certain terms.

RFS Holdings

It is intended that the Offer will be made through RFS Holdings B.V., a company owned by the Banks and organised and existing under Dutch law. Each of the Banks will have representation on the board of RFS Holdings. RFS Holdings can draw from the financing of the Banks.

The making of the Offer is subject to the satisfaction or waiver of the pre-Offer conditions summarised in Appendix II. When made, the Offer will be subject to the satisfaction or waiver of the Offer conditions summarised in Appendix III.

APPENDIX II

PRE-OFFER CONDITIONS

•

The Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America Corporation and ABN AMRO Bank N.V. in respect of ABN AMRO North America Holding Company, the holding company for LaSalle Bank Corporation, including the subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A. has been validly terminated pursuant to Section 8.1(f) thereof and ABN AMRO has entered into an alternative agreement with RFS Holdings with respect to LaSalle.

•	No material adverse change.

•	All necessary notifications, filings, submissions and applications in connection with the offer have been made and all authorisations and relief required to make the offer have been obtained.

•	All requisite employee consultations and information procedures with trade unions and other employee representative bodies of Fortis and, insofar as applicable, ABN AMRO have been completed.

APPENDIX III

OFFER CONDITIONS

•

The Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America Corporation and ABN AMRO Bank N.V. in respect of ABN AMRO North America Holding Company, the holding company for LaSalle Bank Corporation, including the subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A. has been validly terminated pursuant to Section 8.1(f) thereof and ABN AMRO has entered into an alternative agreement with RFS Holdings with respect to LaSalle.

•	At least 80 per cent. of the issued and outstanding ordinary shares of ABN AMRO have been tendered into the offer and not withdrawn or are otherwise held by the Banks.

•	No material adverse change.

•

No litigation or other legal proceedings or investigations by a third party having been instituted or threatened which might reasonably be expected to materially and adversely affect ABN AMRO or the Banks.

•

There shall be no pending or threatened Bank of America Litigation, and there shall not exist any judgment, settlement or other agreement related to any Bank of America Litigation that has or could result in the payment by ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, RFS Holdings or any of their Affiliates of any amount other than the $200,000,000 termination fee payable under section 5.3(b) of the Bank of America purchase agreement or that does or could materially and adversely affect ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, RFS Holdings or any of their respective Affiliates. “Bank of America Litigation” shall mean any proceedings, claims or actions asserted against ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, RFS Holdings or any of their Affiliates by Bank of America or any of its Affiliates to the extent arising out of or related to the Bank of America Agreement, this offer or the consummation of the transactions contemplated hereby

•

All necessary authorisations and consents in connection with the offer and with the acquisition of LaSalle by RFS Holdings have been obtained and relevant waiting periods have expired and all mandatory regulatory and competition approvals — as far as required for settlement of the offer and of the acquisition of LaSalle by RFS Holdings — of domestic and international regulatory authorities reasonably required in connection with the offer and with the acquisition of LaSalle by RFS Holdings and its intended change of control have been obtained.

•

The registration statement on Form F-4 and any registration statement on Form F-6 filed with the SEC in conjunction with the offer for registration of the securities being offered under the offer must become effective, no stop order may be issued and no proceedings for suspension of its effectiveness have been initiated by the SEC.

•

No notification has been received by the Banks from their respective home regulators that there is likely to be a material and adverse change in the supervisory, reporting or regulatory capital arrangements that will apply to the ABN AMRO or the Banks.

•	All necessary clearances and confirmations from relevant tax authorities have been obtained and not withdrawn or amended.

•

Confirmation has been given that the New RBS Shares will be admitted to the Official List of the UKLA, admitted to trading on the main market for listed securities on the Official List of the London Stock Exchange and the New RBS Shares and the RBS ADSs

representing such shares or a portion thereof have been approved for listing on the NYSE.

•	The general meetings of shareholders of the Banks have passed all agreed or required resolutions.

•

ABN AMRO has not entered into any transaction or facilitated any transaction involving the sale or issue to third parties of any shares in its own share capital, or a substantial part of its business or assets, and ABN AMRO has not given any undertaking to do so (other than the sale of LaSalle to RFS Holdings). ABN AMRO has also not bound itself in any way to pay any dividend nor has ABN AMRO made any payment of such dividend, except in the normal course of business and consistent with past practice.

The offer conditions are for the benefit of the Banks and may be waived by the Banks (either in whole or in part) at any time by written notice to ABN AMRO.